U.S. SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C.  20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    QWEST COMMUNICATIONS INTERNATIONAL, INC.

2.  Name of person relying on exemption:
    ASSOCIATION OF US WEST RETIREES

3.  Address of person relying on exemption:
    1833 East Gary Street, Mesa, AZ   85203-4510

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]

                 ASSOCIATION OF US WEST RETIREES
            1833 E. GARY STREET, MESA, AZ  85203-4510

                                              April 2007

DEAR FELLOW QWEST SHAREOWNER:

We urge you to VOTE FOR three important shareholder resolutions on Qwest's proxy card for the upcoming Annual
Meeting on May 23 in Denver.

WE URGE YOU TO VOTE YOUR QWEST PROXY
FOR PROPOSAL 4 (PERFORMANCE-BASED EQUITY COMPENSATION)
FOR PROPOSAL 5 (ADVISORY VOTE ON EXECUTIVE COMPENSATION) AND
FOR PROPOSAL 6 (SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS)

We believe these proposed policies would better align executive compensation with long-term shareholder interests. In October, when the Corporate Library's Board Analyst raised Qwest's governance rating from an "F" to a "D," it emphasized that "the company is still considered high risk due to their CEO compensation practices, which it found exceeded the median for a company of its size by more than 20 percent.

- PERFORMANCE-BASED EQUITY COMPENSATION: PROXY ITEM 4 ASKS THE BOARD TO ADOPT A POLICY REQUIRING THAT AT LEAST 75% OF FUTURE EQUITY-BASED COMPENSATION (I.E., STOCK OPTIONS AND RESTRICTED STOCK) AWARDED TO SENIOR EXECUTIVES BE TRULY PERFORMANCE-BASED, WITH THE PERFORMANCE CRITERIA DISCLOSED TO SHAREHOLDERS.

As long-term shareholders, we support greater reliance on performance-based equity grants that are structured to pay off ONLY when senior executives out-perform market and peer group benchmarks. A general policy of basing long-term compensation for all senior executives on incentives such as indexed options (tied to out-performing a market and/or industry peer group) is particularly warranted at Qwest, in our view.

In recent years Qwest has awarded unnecessarily large grants of standard stock options that can yield windfalls for executives who are merely lucky enough to hold them during a risking market. This year's Proxy Statement (p. 29) discloses that among the senior executive officers, only two (CEO Notebaert and former CFO Shaffer) have had ANY performance-related conditions place on the vesting of stock options and restricted stock grants.

Qwest executives receive about half of their equity-based compensation in the form of restricted stock and half in standard options. Neither is adequately aligned with shareholder interests, in our view. Warren Buffett has supported indexed options, observing that standard stock options are "really a royalty on the passage of time." And as the Qwest Board's own Compensation Committee report acknowledges (Proxy, p. 25), "restricted stock has inherent value even if the value of our stock remains stable."

Until 2005, CEO Richard Notebaert received all of his long-term equity compensation in standard stock option grants (11 million in three years). In 2006, to its credit the board tied a performance-vesting feature to an even larger grant of options and restricted shares awarded to retain Notebaert and Shaffer.
We believe the board should announce a policy that a performance-based restriction at least this challenging will be applied to all future equity grants for all senior executives.
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- ALLOW SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION:
  PROPOSAL NO. 5 ASKS THE BOARD TO INCLUDE, AS A VOTING ITEM AT FUTURE ANNUAL MEETINGS, AN ADVISORY RESOLUTION ASKING SHAREHOLDERS TO APPROVE OR DISAPPROVE THE EXECUTIVE COMPENSATION PACKAGE OF THE COMPANY'S SENIOR EXECUTIVE OFFICERS, AS DISCLOSED IN THE PROXY.

We believe the owners of the company should be able to express their approval or disapproval of the Board's compensation package for the CEO and other senior executives, just as shareholders do at public companies in the U.K. and Australia. According to Institutional Shareholder Services (ISS), in the U.K. the required shareholder advisory vote on compensation policies "has proven a valuable tool in encouraging companies to improve their practices."

The prospect of shareholder scrutiny and approval of the compensation package will, we believe, strengthen the hand of directors who favor a tighter link between pay and performance. This is badly needed at Qwest. For example, in 2006 Notebaert received $758,000 in "other" compensation - including personal use of corporate aircraft valued at $330,000 and $197,000 in reimbursements for taxes he would have owed on this "other" compensation. Notebaert's also has "golden severance" agreements that could pay out as much as $63.5 million (Proxy, p. 44).

- SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS (SERPs): PROPOSAL NO.
  6 ASKS THE BOARD TO SEEK SHAREHOLDER APPROVAL FOR FUTURE NON-QUALIFIED PENSION PLANS, OR INDIVIDUAL RETIREMENT ARRANGEMENTS, THAT PROVIDE EXTRAORDINARY BENEFITS FOR SENIOR EXECUTIVES. THE BOARD WOULD RETAIN THE OPTION TO SEEK SHAREHOLDER RATIFICATION AFTER MATERIAL TERMS OF AN EXECUTIVE'S EMPLOYMENT ARE AGREED UPON.

Qwest guarantees extraordinary nonqualified pension benefits - and 'pension parachutes" - to certain executive officers that far exceed the benefit formulas that apply either to managers or to employees under the Company's rank-and-file pension plan. According to Qwest's Proxy(p. 41), after just 4.5 years of employment the present value of CEO Notebaert's accrued pension benefit exceeds $10.1 million! It increased by $2.2 million last year along (Proxy, Summary Compensation Table). In addition, under the Non-qualified Pension Plan, the "account balance is increased by 35% upon payment as a lump sum."

The Proxy also discloses that Qwest's three top officers - Notebaert, CFO Oren Shaffer and Executive VP Barry Allen - receive a supplemental pension benefit guaranteeing them the extraordinary SERP benefits they would have earned with their previous employer, SBC. For Notebaert, this results in 20.4 years of additional credited service, boosting his benefits by $7.5 million. In addition, the three executives' employment agreements contain a 'pension parachute' that adds two extra years of service to the calculation of their pension payout in the context of a change in control, which would boost Notebaert's pension another $2.5 million.

Because these costly SERP contributions ARE GUARANTEED AND NOT
PERFORMANCE-BASED, they do nothing in our view to align management incentives with long-term shareholder interests.

We hope you will join us and VOTE YOUR SHARES FOR PROPOSALS NO.
4, 5 AND 6.

                              Sincerely,


                              /s/ Nelson B. Phelps
                              Nelson B. Phelps Executive Director
                              Association of US WEST Retirees
                              Association, Inc.

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Please note that the cost of this letter is being borne entirely by the retiree organizations affiliated with the Association of US West Retirees. This letter is not a solicitation.
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